UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 11)*

Qumu Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

749063103
(CUSIP Number)

Kevin A. McGovern, Esq. c/o Harbert Discovery Fund, LP 2100 Third Avenue North Suite 600 Birmingham, AL 35203 Telephone Number 205-987-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	749063103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	749063103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	749063103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IA, CO

CUSIP No.	749063103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	749063103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	749063103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	749063103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	749063103

Item 1.	Security and Issuer.

The name of the issuer is Qumu Corporation, a Minnesota corporation (the "Issuer"). The address of the Issuer's principal executive offices is 400 South 4th Street, Suite 401-412, Minneapolis, Minnesota 55415, United States of America. This Schedule 13D relates to the Issuer's common stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a)

This Schedule 13D is being filed jointly by:

(i) Harbert Discovery Fund, LP, a Delaware limited partnership (the “Fund”),

(ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the “Fund GP”),

(iii) Harbert Fund Advisors, Inc., an Alabama corporation (“HFA”),

(iv) Harbert Management Corporation, an Alabama corporation (“HMC”),

(v) Jack Bryant, a United States citizen,

(vi) Kenan Lucas, a United States citizen, and

(vii) Raymond Harbert, a United States citizen.

Each of the Fund, the Fund GP, HFA, HMC, Mr. Bryant, Mr. Lucas and Mr. Harbert are referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit A. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. The Fund is a private investment fund. The Fund GP is the Fund’s general partner. HFA is an investment adviser registered with the United States Securities and Exchange Commission and the investment adviser to the Fund. HMC Is the parent of HFA. Mr. Lucas is the Managing Director and Portfolio Manager of the Fund GP. Mr. Bryant is an Executive Vice President and Senior Managing Director of HMC. Mr. Harbert is the Chairman and Chief Executive Officer of HMC and HFA.

Set forth on Exhibit C attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of HFA and HMC. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit C beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(c)	The principal business of the Fund is purchasing, holding and selling securities for investment purposes. The principal business of the Fund GP is serving as the general partner of the Fund. The principal business of HMC and its wholly-owned subsidiary HFA is serving as an alternative asset management firm to various private funds, including the Fund. The principal business of Mr. Lucas is serving as the Managing Director and Portfolio Manager of the Fund GP and as the portfolio manager for other clients. The principal business of Mr. Bryant is serving as an Executive Vice President and Senior Managing Director of HMC. The principal business of Mr. Harbert is serving as the Chairman and Chief Executive Officer of HMC and HFA.

(d)	No Reporting Person or any person listed on Exhibit C has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person or any person listed on Exhibit C has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Fund and the Fund GP are formed under the laws of the State of Delaware. Mr. Lucas, Mr. Bryant and Mr. Harbert are each a citizen of the United States of America. HFA and HMC are incorporated under the laws of the State of Alabama. The citizenship of the persons listed on Exhibit C is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

There have been no changes from the Schedule 13D Amendment No. 9 filed on August 16, 2021.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, (i) HFA, HMC, and Raymond Harbert may be deemed to be the beneficial owners of 0 Shares, constituting 0% of the Shares, and the Fund GP, the Fund, Jack Bryant, and Kenan Lucas may be deemed to be the beneficial owners of 0 Shares, constituting 0% of the Shares based upon 17,935,329* Shares outstanding.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Other than the transactions disclosed in Item 6, the Reporting Persons have not effected any transactions in the Issuer’s Shares during the past 60 days.

*This outstanding Shares figure reflects the number of outstanding Shares as of November 7, 2022, as reported by the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 10, 2018, Kenan Lucas received 25,000 restricted stock units pursuant to the Issuer's 2007 Second Amended and Restated Stock Incentive Plan (the “Plan”). Each restricted stock unit represents the contingent right to receive one Share. These restricted stock units vested on May 8, 2019, which was the first business day prior to the 2019 Annual Meeting of Shareholders. The 25,000 Shares are now held in an affiliated brokerage account for the benefit of the investors in the Fund.

On May 9, 2019, Kenan Lucas received 18,099 restricted stock units pursuant to the Plan. Each restricted stock unit represents the contingent right to receive one Share. These restricted stock units vested on September 29, 2020, which was the first business day prior to the 2020 Annual Meeting of Shareholders. The 18,099 Shares are now held in an affiliated brokerage account for the benefit of the investors in the Fund.

On September 30, 2020, Kenan Lucas received 17,353 restricted stock units pursuant to the Plan. Each restricted stock unit represents the contingent right to receive one Share. These restricted stock units vested on May 4, 2021, which was the first business day prior to the 2021 Annual Meeting of Shareholders. Once issued, the 17,353 Shares will be held in an affiliated brokerage account for the benefit of the investors in the Fund.

On May 6, 2021, Kenan Lucas received 14,967 restricted stock units pursuant to the Plan. Each restricted stock unit represents the contingent right to receive one Share. These restricted stock units vested on June 1, 2022, which was the first business day prior to the 2022 Annual Meeting of Shareholders. The 14,967 Shares are now held in an affiliated brokerage account for the benefit of the investors in the Fund.

On December 17, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Enghouse Interactive, Inc., a Delaware corporation (“Parent”) and Cosmos Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Parent, providing for the acquisition of the Issuer by Parent in an all-cash transaction, consisting of a tender offer (the “Offer”) for all of the outstanding Shares of the Issuer, followed by a subsequent merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. In connection with the Offer and Merger, and concurrently with the execution of the Merger Agreement, the Fund entered into a Tender and Support Agreement (the “Support Agreement”) with Parent, Merger Sub, and the Issuer’s directors and executive officers. Pursuant to the Support Agreement, the Fund has agreed to tender Shares held by it in the Offer and to otherwise support the transactions contemplated by the Merger Agreement. The foregoing description does not purport to be complete and is subject to and qualified in its entirety by the Issuer’s 8-K filed on December 19, 2022 which is incorporated by reference. Pursuant to the Merger Agreement, on February 7, 2023, each Share then outstanding (other than any Shares (i) owned by the Issuer as treasury stock, (ii) owned by Merger Sub or Parent (or their respective wholly-owned subsidiaries) or that were irrevocably accepted for purchase by Parent in the Offer, or (iii) held by Issuer shareholders who properly asserted dissenters’ rights to obtain payment for the fair value of their Shares and who did not lose or withdraw their dissenters’ rights under the MBCA) were converted into the right to receive $0.90 per Share in cash, without interest, less any applicable withholding taxes.

Other than the restricted stock units and other agreements described in Item 4 of this Schedule 13D or any previous amendment, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares Exhibit C: Officers and Directors of HFA and HMC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2023
(Date)

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC,
its General Partner

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC*

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant*
Jack Bryant

/s/ Kenan Lucas*
Kenan Lucas

/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment 11, dated February 10, 2023, relating to the Common Stock, $0.01 par value of Qumu Corporation shall be filed on behalf of the undersigned.

February 10, 2023
(Date)

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC,
its General Partner

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Discovery Fund GP, LLC

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and
General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas
Kenan Lucas

/s/ Raymond Harbert
Raymond Harbert

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

2/7/2023	Common Stock, $0.01 par value		1,753,851	$0.9

Exhibit C

Titled Officers and Directors of Harbert Fund Advisors, Inc. and Harbert Management Corporation

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Raymond J. Harbert Chief Executive Officer and Chairman of HFA and HMC John F. Bryant Executive Vice President and Director of HMC Lee W. Purcell Global Head of Capital Markets of HMC	Serving as Chairman and CEO of HMC Serving as Executive Vice President and a Director of HMC Serving as Global Head of Capital Markets of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203 2100 Third Avenue North, Suite 600; Birmingham, AL 35203 2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA USA USA

Raymond J, Harbert, Jr. Executive Vice President & Chief Financial Officer of HFA and HMC & Director of HMC	Serving as EVP, CFO and a director of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

John W. McCullough Executive Vice President, General Counsel & Director of HFA and HMC	Serving as EVP, GC and a director of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

J. Travis Pritchett President & Chief Operating Officer of HFA and HMC & Director of HMC	Serving as President, COO and a director of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

Michael C. Bauder Chief Compliance Officer of HFA and HMC & Director of HFA	Serving as CCO of HFA and HMC and a Director of HFA	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA